

September 11, 2012

BY FAX AND U.S. MAIL

Daniel P. Preiner
Associate Counsel
Securian Financial Group, Inc.
400 Robert Street North
St. Paul, MN 55101-2098

   Re: Variable Annuity Account
       Minnesota Life Insurance Company
       File. 333-182763; 811-04294

Dear Mr. Preiner:

  The staff has reviewed the above-referenced initial registration statement, which the Commission received on July 20, 2012. The registration statement received a full review. Based on our review, we have the following comments. Page numbers listed are based on the courtesy copy of the filing provided to the staff.

1. **General Comments**

  Please clarify supplementally whether there are any types of guarantees or support agreements with third parties to support any of the company's guarantees under the contracts or whether the company will be primarily responsible for paying out on any guarantees associated with the contracts.

2. **Cover Page**

  Please confirm supplementally that the contract name on the front cover page of the prospectus is and will continue to be the same as the EDGAR class identifiers.

3. **Special Terms**

  Please confirm that all special terms have been defined in the text prior to first use or in the glossary of special terms. Confirm that all special terms appear consistently in upper case throughout the prospectus.

4. **An Overview of Contract Features** (p. 4)

Please place the last sentence of the first full paragraph of page 4 concerning the claims paying ability of the insurance company in bold typeface.

5. **Optional Separate Account Charges** (p. 8)

Please revise the table so that the Estate Enhancement Benefit II charge of 0.25% appears on the right side of the fee table parallel to the legend: *Base Contract Separate Account Charge*. Also, please delete the disclosure currently to the right of the *Estate Enhancement Benefit II (EEB II) Charge 0.25%*, as it is duplicative of the disclosure that follows.

6. **Owner Expense Example** (p. 10)

The second and third bullets under this section are unclear. If the purpose of this disclosure is to convey that a contract owner cannot elect to combine certain benefits (*i.e.*, the Premier II Death Benefit or the Estate Enhancement Benefit II) with GMIB or any version of Ovation II, please restate this disclosure in order to convey this information more directly. Also, please clarify the following: "and assuming the contract is available for purposes of this Example only)[.]"

7. **Description of the Contracts – Purchase Payments** (p. 19)

In the final sentence of this section, the registrant states: "[W]e reserve the right to refuse to accept additional Purchase Payments at any time on or after the Contract Date for any reason." Describe the circumstances under which such purchase payments may be refused to be accepted and disclose how a contact owner's funding of the contract and any optional benefits may be affected by this policy. Please clarify whether the registrant is reserving the right to refuse individual payments or all future purchase payments.

8. **Crediting Accumulation Units** (p. 28)

For clarity and consistency throughout this subs-section, please revise the second sentence of the third paragraph to state that the value of Accumulation Units will be determined as of the close of the New York Stock Exchange ("Exchange") (generally 3:00 p.m. Central Time) as opposed to "as of the primary closing time for business on the New York Stock Exchange ("Exchange") (currently, 3:00 p.m. Central Time) . . . ."

9. **Deferment of Payment** (p. 31)

Please revise the disclosure to state that payments will be made within 7 days after the date a redemption request is received (*See* Section 22(e) of the Investment Company Act of 1940).

10. **Financial Statements, Exhibits, and Other Information**

Please provide any financial statements, exhibits, consents, and other required disclosure not included in this pre-effective amendment.

11. **Powers of Attorney**

Please provide powers of attorney that relate specifically to this registration statement as required by rule 483(b) of the Securities Act of 1933 ("Securities Act"). Each power of attorney must either a) specifically list the Securities Act registration number of the initial filing, or b) specifically name the contract whose prospectus and/or SAI is being registered.

Responses to these comments should be made in a letter to me filed over the EDGAR system and in pre-effective amendment to the registration statement. If you believe that you do not need to make changes to a registration statement in response to a comment, please indicate that in the letter and explain the basis for your position.

Although we have completed our initial review of the registration statement, the registration statement will be subject to further review after our preliminary comments are resolved. Therefore, please be advised that we may make additional comments on the registration statement and any additional amendments. After resolution of all disclosure issues, an appropriate request from the registrant must be made for acceleration of the effective date of the registration statement, as amended.

If you have any questions, please call me at (202) 551-6929. Additionally, copies of documents or letters filed on EDGAR may be emailed to me at zapataa@sec.gov or transmitted by facsimile to (202) 772-9285. Any mail or deliveries should include a reference to zip code 20549-8629.

Sincerely,

Alberto H. Zapata
Senior Counsel
Office of Insurance Products